

A STATEMENT FROM SHAH CAPITAL

Elevating Novavax

The case for Accountability, Stronger Leadership, and Better Shareholder VALUE

From Novavax's 9% Shareholder

AHEAD OF NOVAVAX'S 2026 ANNUAL GENERAL MEETING • JUNE 18, 2026

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Shah Capital Opportunity Fund LP and the other participants named in its proxy solicitation (collectively, "Shah Capital" or "we") and are based on publicly available information with respect to Novavax Inc. (the "Company"). Shah Capital recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Shah Capital's conclusions. Shah Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Certain financial projections and statements made herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Shah Capital herein are based on assumptions that Shah Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual numbers, statistics, results are reliable. The performance of the Company will differ, and such differences may/will be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. This presentation does not contain any investment recommendation, advice, or solicitation of any sort for any product, fund or service.

Certain members of Shah Capital currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future including changes in price of the Company's securities that cause one or more members of Shah Capital from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. And the views may certainly differ from those of any firm or person. Unless otherwise indicated herein, Shah Capital has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Shah Capital is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Registration does not imply a certain level of skill or training. More information about Shah Capital, including disclosures on proxy voting, can be found in our Form ADV Part 2, which is available upon request.

This is not a solicitation of authority to vote your proxy. Do not send us your proxy card. Shah Capital is not asking for your proxy card and will not accept proxy cards if sent. Shah Capital is not able to vote your proxy, nor does this communication contemplate such an event.





03 WHO WE ARE

Shah Capital

Long-term, conviction-driven investor with skin in the game

20+
YEARS
Founded January 2005

~60%
INTERNAL CAPITAL
Aligned

Soft
ACTIVISM APPROACH
Select engagement to restore all Shareholders Value

Conviction
CONCENTRATED POSITIONS
Invest only when Conviction is High

HIMANSHU H. SHAH

Founder & Managing Partner

Founder & Chairman, Marius Pharmaceuticals • Executive Chairman, Emeren Group • Former director of public companies including Vitamin Shoppe

WHY

Differentiation



INDUSTRY-LEADING COVID VACCINE
Nuvaxovid

The finest non-mRNA, protein-based COVID vaccine in the space with stronger patient tolerability, longer protection duration, and efficacy at or above mRNA peers

VALIDATED / INDEPENDENT STUDIES

- 2026 COMPARE Tolerability Study against mNEXSPIKE
- 2025 Shield Utah first-responder reactogenicity study
- 2024 South Korea cardiac safety study
- 2024-25 Tokyo VERSUS tolerability study
- 2024-25 Taiwan tolerability study
- 2024-25 Singapore tolerability and safety study



WORLD-CLASS PROPRIETARY ADJUVANT
Matrix-M™

Saponin-based adjuvant from the Chilean soapbark, completely aluminum and mercury free, Potent Immune stimulation with less antigen, and far better tolerability profile

PLATFORM POTENTIAL ACROSS:

- COVID and other Viral Diseases
- Infectious disease including C. diff
- Combination Vaccines
- Oncology applications

SCIENTIFIC Platform

AWESOME Opportunity

FINEST IN CLASS

COVID Vaccine

Nuvaxovid has the highest patient tolerability and better duration of protection among industry peers

| Longest Duration | Best tolerability |

CROWN JEWEL

Matrix-M™ Adjuvant

A Game-changer in the adjuvant space increasing vaccine tolerability and effectiveness across infectious and respiratory diseases plus oncology application/s - "Intel Inside" in Vaccines

| Aluminum-free | Mercury-free |
| Less antigen | |

STRONG, DIVERSE

Pipeline

A platform pipeline that extends well beyond COVID and severely underappreciated

| COVID/Flu Combo | C. diff |
| Shingles / RSV | H5N1 |

Why We Are Here

Letdowns

Marketing failure since 2023

Despite the best COVID product and strong non-mRNA tailwinds, only 250,000 jabs in 2025/26 - just 1% market share down from only 2.3% in 2024/25

Underwhelming Sanofi partnership

Non-Existent Nuvaxovid promotion in 25-26 resulting in crippled royalty revenue, No Phase 3 Initiation yet on COVID/Flu Combo vaccine with both fast-track Designation and best Phase 1/2 Results

Capital market mismanagement

Costly and dilutive convertible bond refinancing, share count nearly doubled in three years, Lack of financial market savvy looking at long period of 25%+ short interest

Leadership enriching itself instead of building value

Top-heavy compensation package without performance even as shareholders are decimated by dilution and a falling share price

Leadership Failures

Unacceptable and Perplexing Covid Share with Best-in-Class Vaccine

2.3%
2024/25 SEASON
~750,000 jabs of 30M+ total

1.0%
2025/26 SEASON
~250,000 jabs of 20M+ total

−57%
SHARE DECLINE YoY
In a year of historic non-mRNA tailwinds

Timid & Non-Existent Nuvaxovid marketing
No traction in Florida, Texas, and 9 other states with ~20M people aged 65+ even after the FL AG advised against mRNA in November 2025 plus millions of Immune compromised population

Repeat commercial & manufacturing missteps
5-dose vial mistake in 2023, Shortened 3-month shelf life vs. 6-month standard in 2024, Late BLA driven by multi-year potential QC problems in 2025

Abysmal capital markets execution
Share count doubled to 164M from 83M in just three years including unnecessary and dilutive convertible bond refinancing in August '25, Indifference to a longstanding large short interest

Entrenched members-only board
An echo chamber of stale, status-quo strategies, unwelcoming to shareholders

Pay Goes Up and Equity Goes Down

Disparity between executive enrichment and shareholder pain

3+ YEAR NVAX SHARE PERFORMANCE
-16%
$11 → $9.3
Jan 1, 2023 — May 7, 2026

3 YEAR TOTAL COMPENSATION CHANGE

+22%	+100%	+131%
CEO — JOHN JACOBS	CFO — JIM KELLY	CSO — ELAINE O'HARA
$7.3M → $8.9M	$1.5M → $3.0M	$1.6M → $3.7M

Source: Company SEC filings. CEO John Jacobs began January 2023; CSO Elaine O'Hara began February 2023

Performance - 2026 Proxy Page 62



$100 INVESTED IN NVAX in DEC 2020
$6.03

$100 INVESTED IN PEER BIOTECH INDEX
$84.57

TOTAL SHAREHOLDER RETURN / $100 INVESTED AT YEAR-END 2020



Source: Novavax 2026 Proxy Statement, Pay Versus Performance disclosure (pp. 61–63), required under SEC Reg S-K Item 402(v). Peer index per Item 201(e).

Missed Objective That Mattered the Most

THE 2025 CORPORATE OBJECTIVES EXACTLY AS DISCLOSED ON 2026 PROXY Page 42

30%	**Advance Sanofi Partnership**	MET	*30 / 30*
30%	**Close Additional Business Development Deals**	PARTIALLY MET	*23 / 30*
15%	Generate Data to Advance Technology & Pipeline	MET	*15 / 15*
20%	Refine Organization, Cost, and Capital Structure	MET	*20 / 20*
5%	Evolve Company Capabilities and Culture	MET	*5 / 5*

MISSED, but BOARD Paid Full Bonuses Anyway

CEO	CFO	CSO	CLO
95%	*104%*	*103%*	*100%*
JOHN JACOBS • OF TARGET	JIM KELLY • OF TARGET	ELAINE O'HARA • OF TARGET	MARK CASEY • OF TARGET

On 93% blended achievement, the Compensation Committee "applied limited discretion" and lifted corporate payout to 95% — citing "unforeseen challenges."







11 SHAREHOLDER VALUE DESTRUCTION

Dilution is the Problem

Three+ years of Shareholder AGONY

SHARE PRICE

-16%

$11 → **$9.3**

Jan 2023 - May 7, 2026

SHARES OUTSTANDING

+100%

83M → **164M**

Doubled in three years

CASH & EQUIVALENTS

-40%

$1.35B → **$800M**

Jan 2023 - March 31, 2026

Still BOARD Wants SHAREHOLDERS to Approve MORE DILUTION

Underwhelming Results

Three years of victory laps – NOT enough substance

SANOFI

DISAPPOINTMENT

Two underwhelming years; Sanofi did NOT promote Nuvaxovid in Fall 2025 crippling Novavax's primary revenue source and allowing mRNA to get 99% Covid share. Also, seems COVID/Influenza Combo product has been allowed to wither with continued delays even as Moderna advances towards commercial launch of its Combo in EU

Not the partnership shareholders were sold in 2024

PFIZER

AMBIGUOUS

Beyond an initial $30 million upfront payment, the actual scope and substance of the partnership remains unclear, and Pfizer has not even mentioned Novavax

MTAs into Partnerships

BELOW Target & Potential

Given the unique quality and platform versatility of the Matrix-M adjuvant, Material Transfer Agreements Signed to-date and turning them into paying partnerships are lower than what shareholders would reasonably expect

Underutilized world-class science

Perennially Unpopular

Two consecutive years of weak shareholder support yet still no meaningful change



JUNE 13, 2024, AGM

ONLY 55% APPROVAL ON EXECUTIVE COMP

Despite management's claim of 74% — company excluded "Abstain" votes from its denominator

PROPOSAL	FOR	AGAINST	ABSTAIN
Executive Compensation	24,187,672	8,695,357	11,007,350
Richard Douglas, Ph.D.	25,482,021	17,594,381	813,977
Margaret McGlynn	22,863,609	20,289,783	736,987
David Mott	23,071,117	20,040,155	779,107
Issuance of 6,500,000 Shares	22,436,050	20,948,176	506,153

JUNE 20, 2025, AGM

PERSISTENT BROAD OPPOSITION ACROSS PROPOSALS

Material against-votes on every Class 3 nominee and on executive compensation

PROPOSAL	FOR	AGAINST	ABSTAIN
Rachel King	38,346,660	19,134,990	269,571
John Shiver	43,711,347	13,838,060	201,814
Charles Newton	42,892,746	14,645,927	212,548
Executive Compensation	41,390,651	15,830,308	530,262

Another Raise

Despite many years of underperformance, weak partnerships, and a languishing share price

9.4M

ADDITIONAL SHARES REQUESTED

For Management and Board compensation

6%

ADDITIONAL SHAREHOLDER DILUTION

On top of nearly doubled shares since 2023

Voluntary and Strategic Cuts NOT more Dilution enhances shareholder value/confidence







15 WHO PAID THE PRICE

Everyone Except Leadership

LOSER #1

Patients

Deprived of the best COVID vaccine in the market because of leadership's repeated failures to execute on proper commercialization

Best science but Worst access

LOSER #2

Shareholders

Consecutive three years of disappointment — share count nearly doubled, cash cut by 40%, and the share price down 16% in three years.
Btw, Share price is down 92% in last five years

Dilution without the upside

THE ONLY WINNERS

Leadership

Up to triple-digit compensation increases, fresh equity grants/RSU's, and a request for 9.4 million more shares even as the company they lead disappoints on most measures

Compensation up Performance down

The true story of Novavax is very different from victory laps management takes at fireside chats and conferences

Continued and Immense Shareholder Discontent

Small sample from hundreds of similar emails/letters Shah Capital has received just in recent past

APR 9, 2026

"I was chair of Isconova when we sold the company to Novavax pre-COVID. Since then, I have been appalled by the company's decision-making, the quality of management, and the abject board composition and performance. So many missed opportunities, and lost value."

— **Russell G. Greig, Ph.D. — Former Chair, Isconova**

APR 28, 2026

"As a physician who understands the issues, I am deeply disappointed in NVAX management for failure to execute time and time again. It is a shame that great science is unavailable due to poor management."

— **A practicing physician shareholder**

APR 27, 2026

"The self-rewarding dream team of Jacobs and the Board asking for another 9.4 million shares for executive compensation is absolutely insane. Force a sale of the company or go all in on the proxy fight. This nonsense needs to end."

— **An individual shareholder**

AUG 21, 2025

"Mr. Kelly's recent communication unnecessarily destroyed significant shareholder value — wiping over $100 million off the company's market capitalization despite no negative fundamental development. This raises the question of whether he is acting in the best interest of shareholders."

— **An institutional-style shareholder, in a letter to the CEO**

Shah Capital Will Vote 'NO' Across Five Proposals on June 18, 2026 Ballot

PROPOSAL	WHAT THE BOARD IS ASKING FOR	SHAH CAPITAL POSITION
01	**BOARD REFRESH** **Elect three Class I Directors (Alton, Rodgers, Jacobs)** Shah Capital believes Novavax should reduce Board size and Add Forward-thinking shareholder representation	SHAH CAPITAL will VOTE NO ON ALL NOMINEES
02	**EXECUTIVE ACCOUNTABILITY** **Advisory vote to approve executive compensation (Say-on-Pay)** *Shah Capital believes in executive raises only with meaningful market share gains and financially meaningful partnership progress*	SHAH CAPITAL will VOTE NO ON COMP PACKAGE
03	**STOP THE DILUTION** **Amend 2015 Stock Plan to issue 9.4M additional shares** *Shah Capital believes More dilution is not the answer*	SHAH CAPITAL will VOTE NO ON 9.4M SHARES
04	**STOP THE DILUTION** **Amend Employee Stock Purchase Plan to add 1M additional shares** *Shah Capital believes further dilution is NOT the answer while the share price languishes 16% below early 2023 level*	SHAH CAPITAL will VOTE NO ON ESPP
05	**AUDITOR RATIFICATION** **Ratify Ernst & Young LLP as independent auditor for FY2026** *Shah Capital believes auditor Fee of ~$4.2M in 2025 was Excessive for the size of Novavax. Time for lower fees and fresh eyes*	SHAH CAPITAL will VOTE NO ON AUDITOR

Sources: Novavax 2026 Definitive Proxy Statement (DEF 14A, filed April 27, 2026). Annual Meeting June 18, 2026, 8:30 a.m. ET, virtual webcast at www.virtualshareholdermeeting.com/NVAX2026.

SHAH CAPITAL | ELEVATING NOVAVAX

Shah Capital believes Meaningful Change MUST Happen

Believe Novavax must be Profitable in 2026 through further cuts in Spending including SG&A and R&D – AI Centric Operations

 Believe 10-20 Million Shares must be BOUGHT in Q2 '26 to show Confidence in its Science & Strategy, and Reducing Past Dilution

Believe Nuvaxovid should target 50% US market Share in 2026-27 with Sanofi's Comprehensive Distribution Capabilities, Targeted Ads, and by Educating 62 million 65+ population on Covid through AARP and other prominent organizations

Believe Covid/Flu Combo Phase 3 either through Sanofi or Novavax's Own (creative Partnership) must Start Immediately

Believe Executive Compensation should follow PERFORMANCE

PRESSURE on Leadership MUST for Effecting Above CHANGES
At Novavax's Annual General Meeting   June 18, 2026



Thank you for your consideration

We remain committed to Elevating Novavax